

Albert Oehlen (b. 1954)



Albert Oehlen is recognized as a pioneer of contemporary abstraction and has been viewed as a leading German artist since the 1980s.

INVESTMENT THESIS

Price Appreciation of Similar Works

24.1%

Initial Offering

$2,220,000

Similar Sales



$3.0m
$2.0m
$1.0m
$0.0m
09
14
19

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 31 years
2020 Auction Sales	moderate $12,482,471
Repeat Sales	view

44% Progress

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DEAL SHEET

WHY WE LIKE THIS PAINTING

- Albert Oehlen is an internationally recognized German abstract artist whose successful career spans 4 decades.
- The Painting is a vibrant example from Oehlen's "Computer Painting" series of inkjet-printed works, which were inspired by computer-generated drawings the artist completed using his first laptop in the 1990s.
- Noted critic Peter Schjeldahl commented that Oehlen was the "first significant artist" to utilize the visual language of computer graphics in his work, in a New Yorker article published in June 2015.
- Although there are no guarantees, similar works have appreciated at 24.1% annualized historically from 2006 to 2020.
- Large scale paintings from the series have sold in excess of $2 million: "Mission Rohrfrei (Down Periscope)" (1996) sold for $4.1 million in February 2020, "Abyss" (1997) sold for $2.8 million in June 2017, and "A Prehistoric Hand II" (1996) sold for $2.17 million in May 2017.
- Nearly 20 of Oehlen's top auction records have been set since 2017, demonstrating his momentous price growth in recent years. His current top record is led by Selbstportrait mit Leeren Händen (1998), which sold for $7,552,473 on June 26, 2019.
- Gagosian Gallery began representing the artist in 2011. As a global mega-dealer, we believe this representation could potentially bring further momentum to the artist's market.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales	2020 Number of Lots Sold
$12,482,471	22

ALBERT OEHLEN

b. 1954, KREFELD, GERMANY



Inkjet, acrylic, and spray paint on canvas | 78 × 66 in. (198 × 168 cm.)

Albert Oehlen is internationally recognized as a pioneer of contemporary painting.

24.1%

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

$2,220,000

INITIAL OFFERING

The Painting is a vibrant example from the series of inkjet-printed works Oehlen created between 1992 and around 2008 called the "Computer Paintings", which were inspired by computer-generated drawings the artist completed using his first laptop in the 1990s. Computer Paintings are characterized by their production method: pixelated lines and patterns are printed on canvas and then painted over by the artist. This series has been referenced as a major turning point in Oehlen's career and as part of art history, as artists began to incorporate contemporary technology into their practice; noted critic Peter Schjeldahl commented that Oehlen was the "first significant artist" to utilize the visual language of computer graphics in his work, in a New Yorker article published in June 2015.

Large scale colorful paintings of the series have sold in excess of $2 million: *Mission Rohrfrei (Down Periscope)* (1996) sold for £3,191,250 ($4,138,862) at Christie's London on February 12, 2020, *Abyss* (1997) sold for £2,165,000 ($2,804,541) at Phillips London on June 29, 2017, and *Eine Prähistorische Hand II (A Prehistoric Hand II)* (1996) sold for $2,167,500 at Christie's New York on May 17, 2017. The Painting previously sold for £668,750 ($866,298) at Sotheby's London on June 29, 2017 against the auction house estimate of £300,000 to £400,000 ($388,620 - $518,160), exceeding the high estimate by 67.2%. The series, colors, composition, and execution make the Painting a commercial and desirable example by the artist.

Albert Oehlen has been featured in numerous solo exhibitions at prestigious contemporary institutions around the world, including the Serpentine Gallery in 2019, the Palazzo Grassi in Venice in 2018, the Guggenheim Bilbao in 2016, at the Kunsthalle Zürich and the New Museum in New York in 2015, and at the Museum Moderner Kunst in Vienna in 2013. Works by the artist are also included in the important permanent collections of the Museum of Modern Art in New York, the Museum of Contemporary Art and The Broad in Los Angeles, among others. As of September 13, 2021, 19 of Albert Oehlen's top 20 auction records have been set since January 1, 2017, which is a testament to Oehlen's momentous price growth in recent years. As of September 13, 2021 Albert Oehlen's auction records are led by *Selbstportrait mit Leeren Händen (Self-Portrait with Empty Hands)* (1998), which sold for £5,949,950 ($7,552,473) on June 26, 2019, followed by *Stier mit loch (Bull with Hole)* (1986), which sold for £3,608,750 ($4,695,130) on October 3, 2018, and *Untitled* (1989), which sold for $4,335,000 on November 13, 2019.

ALBERT OEHLEN'S AUCTION RECORDS ARE LED BY *SELBSTPORTRAIT MIT LEEREN HÄNDEN (SELF-PORTRAIT WITH EMPTY HANDS)* (1998), WHICH SOLD FOR £5,949,950 ($7,552,473) ON JUNE 26, 2019, FOLLOWED BY *STIER MIT LOCH (BULL WITH HOLE)* (1986), WHICH SOLD FOR £3,608,750 ($4,695,130) ON OCTOBER 3, 2018, AND *UNTITLED* (1989), WHICH SOLD FOR $4,335,000 ON NOVEMBER 13, 2019.

AUCTION RESULTS FOR SIMILAR WORKS[2]


$5M
$3.8M
$2.5M
$1.3M
2005
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2019
2020

ALBERT OEHLEN, *NIE MEHR UNTER DEM EXKREMENT LIEGEN* 2002

Albert Oehlen (b. 1954, Krefeld, Germany) is recognized as a pioneer of contemporary abstraction and has been viewed as a leading German artist since the 1980s. Albert Oehlen studied at the Hochschule für Bildende Kunst (College of Fine Arts) in Hamburg, from 1978 to 1980, under Sigmar Polke and Jörg Immendorff. Translated to English as 'Young Wild Ones,' Junge Wilde is a term that loosely describes the German neo-expressionist artistic movement of the 1980s associated with the artist and his classmate, occasional collaborator and close friend, Martin Kippenberger. Artists involved with the movement developed markedly different styles, characterized by their bold brushwork and singular visual language. In 1981, at the start of a formative decade in which Oehlen rose to international prominence, Galerie Max Hetzler hosted the artist's first solo exhibition. Since then, Galerie Max Hetzler has held over twenty solo exhibitions of the artist's work and continues to represent the artist in Europe. Oehlen's important role in the broader dialogue of contemporary art was solidified, in part, when mega-dealer Gagosian Gallery became another representative of the artist in 2011.







1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Albert Oehlen with the following criteria: colorful works of the Computer Paintings series created between 1992 and 2008 that were created with inkjet or silkscreen printing and measure between 50 inches by 50 inches and 120 inches by 120 inches. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 24.1% CAGR implied from selected sales occurring from May 11, 2006 to February 12, 2020.

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